SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8 July 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports an Appeal Filed with Respect to Denial of
Motion for Class Action Concerning Content of Sport Channels

        NETANYA, Israel, July 7, 2004 – Matav- Cable Systems Media Ltd. (Nasdaq: MATV – News), a leading Israeli provider of digital cable television services, today announced that on July 5, 2004, an appeal was filed in the Israeli Supreme Court seeking to overturn the judgment issued by the Tel-Aviv District Court in May 2004 denying the plaintiffs’ motion for certification of a class action against the three Israeli cable companies concerning the content of sport channels. The appeal was filed against Matav and Golden Channels & Co. Matav intends to defend against the appeal.

        On December 4, 2002, Matav issued a press release regarding the original motion for certification a class action, which was filed by seven Israeli residents who requested recognition of their action as representing 1,050,000 subscribers of all three cable companies. On May 30, 2004, Matav issued a press release regarding the District Court’s denial of the motion, which is also described in Matav’s Annual Report on Form 20-F on file with the Securities and Exchange Commission.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to theCompany’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company todiffer materially from those contemplated in such forward-looking statements. The Company undertakes noobligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com